QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Brigham Exploration Company (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
109178 10 3 (CUSIP Number)
Benjamin A. Silbert Credit Suisse First Boston 11 Madison Avenue New York, New York 10010 (212) 538-1453 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box    ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 11 Pages

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 2 of 11 Pages

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse First Boston, on behalf of the Credit Suisse First Boston Business Unit

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS* N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES	(7)	SOLE VOTING POWER See Item 5
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER See Item 5
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER See Item 5

	(10)	SHARED DISPOSITIVE POWER See Item 5

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

(14)	TYPE OF REPORTING PERSON* BK, HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 3 of 11 Pages

Item 1. Security and Issuer.

        This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on January 10, 2001 (the "Original 13D"), and the Amendment No. 1 to Schedule 13D, filed on April 9, 2001 (the "Amendment No. 1"). The Original 13D related to the common stock, $0.01 par value per share (the "Common Stock"), of Brigham Exploration Company, a Delaware corporation (the "Company"), that may be acquired upon exercise of warrants (the "November 2000 Warrants") to purchase 6,666,667 shares of Common Stock (the "November 2000 Warrant Shares"), and the Amendment No. 1 related to the acquisition of additional warrants (the "March 2001 Warrants") to purchase 2,105,263 shares of Common Stock (the "March 2001 Warrant Shares"). This Amendment No. 2 reports the acquisition of additional warrants (the "December 2002 Warrants," and together with the November 2000 Warrants and the March 2001 Warrants, the "Warrants") to purchase 2,298,850 shares of Common Stock (the "December 2002 Warrant Shares," and together with the November 2000 Warrant Shares and the March 2001 Warrant Shares, the "Warrant Shares") and 2,564,102 shares of Common Stock (the "December 2002 Common Shares"). The principal executive offices of the Company are at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

Item 2. Identity and Background.

        Item 2(a)-(c) & (f) is hereby amended and restated in its entirety as follows:

        "(a)-(c) & (f) This Statement is being filed by Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB Business Unit" or the "Reporting Person"). The CSFB Business Unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

        The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc., a Delaware corporation ("CSFBI"). The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 4 of 11 Pages

        As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) DLJMB Funding III, Inc., a Delaware corporation ("Funding III"); (2) DLJ ESC II, L.P., a Delaware limited partnership ("ESC II"); (3) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (4) DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership ("MBP"); (5) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., a Netherlands Antilles limited partnership ("DOP"); (6) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V., a Netherlands Antilles limited partnership ("DOP-1"); (7) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V., a Netherlands Antilles limited partnership ("DOP-2"); (8) DLJ Merchant Banking III, Inc., a Delaware corporation ("MBIII Inc."); (9) DLJ MB PartnersIII GmbH & Co. KG, a German limited partnership ("MBP GmbH"); (10) Millenium Partners II, L.P., a Delaware limited partnership ("MPII"); (11) MBP III Plan Investors, L.P., a Delaware limited partnership ("MPIII"); and (12) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI" and together with the entities listed in (1) through (11) above the "DLJ Entities").

        Funding III is a Delaware corporation that makes investments for long-term appreciation. Funding III is a wholly owned subsidiary of DLJCI.

        ESC II is a Delaware limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended.

        LBO is a Delaware corporation and a registered investment advisor. LBO is a wholly owned subsidiary of DLJCI. As the Managing General Partner of ESC II and MPIII, LBO is responsible for the day-to-day management of these entities and makes the investment decisions on behalf these entities.

        MBP is a Delaware limited partnership that makes investments for long-term appreciation. MBP is the Managing Limited Partner of MBP GmbH and is responsible for the day-to-day management of this entity and makes the investment decisions on behalf of this entity.

        DOP, DOP-1 and DOP-2 are Netherlands Antilles limited partnerships that make investments for long-term appreciation.

        MBIII Inc. is a Delaware corporation and a registered investment adviser. MBIII Inc. is the Managing General Partner of MBP and MPII and the Advisory General Partner for DOP, DOP-1 and DOP-2. MBIII Inc. is responsible for the management of these entities and makes the investment decisions on behalf of these entities. MBIII Inc. is a wholly owned subsidiary of DLJCI.

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 5 of 11 Pages

        MBP GmbH is a German limited partnership that makes investments for long-term appreciation.

        MPII and MPIII are Delaware limited partnerships that make investments for long-term appreciation.

        DLJCI is a Delaware corporation and a holding company. DLJCI is a wholly owned subsidiary of CSFB-USA.

        CSFB-USA directly owns all of the capital stock of DLJCI. CSFB-USA, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment advisor engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

        The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's principal business address is: Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

        CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB Business Unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB Business Unit), may beneficially own the Warrants, the Warrant Shares and the December 2002 Common Shares, and such Warrant Shares and December 2002 Common Shares are not reported in this Statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of the Warrants, the Warrant Shares and the December 2002 Common Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

        The address of the principal business and office of CSFBI is 11 Madison Avenue, New York, New York 10010. The address of the principal business and office of each of the DLJ Entities is 277 Park Avenue, New York, New York 10172. The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA and those DLJ Entities that are corporations are set forth on Schedules A through G, respectively, attached hereto, each of which is incorporated by reference herein."

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 6 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended and restated in its entirety as follows:

        "The purchase price for the purchase of the November 2000 Warrants was funded through internally generated funds of Funding III and ESC II. The purchase price for the purchase of the March 2001 Warrants was funded through a combination of capital contributions from limited partners and internally generated funds of Funding III, ESC II, MBP and DOP. The purchase price for the purchase of the December 2002 Warrants and the December 2002 Common Shares was funded through a combination of capital contributions from limited partners and internally generated funds of MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII."

Item 4. Purpose of Transaction.

        Item 4 is hereby amended and restated in its entirety as follows:

        "Of the November 2000 Warrants, Funding III purchased from the Company warrants to purchase 6,036,667 shares of Common Stock and ESC II purchased from the Company warrants to purchase 630,000 shares of Common Stock, both pursuant to a Securities Purchase Agreement dated November 1, 2000 by and among the Company, Funding III and ESC II (the "November 2000 Securities Purchase Agreement"). The November 2000 Warrants are immediately exercisable at a price of $3.00 per share (the "November 2000 Exercise Price") and expire on November 1, 2010.

        Of the March 2001 Warrants, Funding III purchased from the Company warrants to purchase 141,869 shares of Common Stock, ESC II purchased from the Company warrants to purchase 371,789 shares of Common Stock, MBP purchased from the Company warrants to purchase 1,527,154 shares of Common Stock, and DOP purchased from the Company warrants to purchase 64,451 shares of Common Stock, pursuant to a Securities Purchase Agreement dated March 5, 2001 by and among the Company, Funding III, ESC II, MBP and DOP (the "March 2001 Securities Purchase Agreement"). The March 2001 Warrants became exercisable after stockholder approval was received at the annual stockholders meeting on May 10, 2001. The March 2001 Warrants are exercisable at a price of $4.75 per share (the "March 2001 Exercise Price") and expire on March 5, 2011.

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 7 of 11 Pages

        Of the December 2002 Warrants, MBP purchased from the Company warrants to purchase 1,657,241 shares of Common Stock, DOP purchased from the Company warrants to purchase 90,262 shares of Common Stock, DOP-1 purchased from the Company warrants to purchase 30,211 shares of Common Stock, DOP-2 purchased from the Company warrants to purchase 21,522 shares of Common Stock, MBP GmbH purchased from the Company warrants to purchase 14,280 shares of Common Stock, MPII purchased from the Company warrants to purchase 2,878 shares of Common Stock, and MPIII purchased from the Company warrants to purchase 482,456 shares of Common Stock, pursuant to a Securities Purchase Agreement dated December 20, 2002 by and among the Company, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (the "December 2002 Securities Purchase Agreement," and together with the November 2000 Securities Purchase Agreement and the March 2001 Securities Purchase Agreement, the "Securities Purchase Agreements"). The December 2002 Warrants are exercisable as of June 20, 2003 at a price of $4.35 per share (the "December 2002 Exercise Price," and together with the November 2000 Exercise Price and the March 2001 Exercise Price, the "Exercise Price") and expire December 20, 2012.

        The November 2000 Exercise Price and the March 2001 Exercise Price may be paid in cash or by the delivery of shares of Series A Preferred Stock of the Company, par value $0.01 per share ("Series A Preferred Stock"), issued and sold to Funding III, ESC II, MBP and DOP (as described below) based on 100% of the stated value of such shares, plus accrued dividends thereon. The December 2002 Exercise Price may be paid in cash or by the delivery of Series B Preferred Stock of the Company, par value $0.01 per share ("Series B Preferred Stock"), issued and sold to MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (as described below) based on 100% of the stated value of such shares, plus accrued dividends thereon. In addition, the November 2000 Warrants must be exercised upon the written request by the Company if the reported trading price per share of Common Stock exceeds $5.00 per share for sixty consecutive trading days, the March 2001 Warrants must be exercised upon the written request by the Company if the reported trading price per share of Common Stock exceeds $7.125 per share for sixty consecutive trading days, and the December 2002 Warrants must be exercised upon the written request by the Company if the reported trading price per share of Common Stock exceeds $6.375 per share for sixty consecutive trading days.

        The Exercise Price and number of shares of Common Stock purchasable upon exercise of the Warrants are subject to ordinary and customary anti-dilution adjustments in the case of mergers, consolidations, reclassifications, stock splits or dividend distributions in the form of securities of the Company. The Exercise Price is also subject to an anti-dilution adjustment on a weighted-average basis for the issuance of additional shares of Common Stock or securities that are exercisable for or convertible into Common Stock, other than options granted under employee benefit plans ("Common Stock Equivalents"), at a price per share that is less than the average of the high and low trading price per share of Common Stock for the twenty days immediately preceding the date such issuance was authorized by the board of directors of the Company (the "Market Price").

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 8 of 11 Pages

        Notwithstanding the preceding sentence, until March 5, 2003 for the March 2001 Warrants or until December 20, 2004 for the December 2002 Warrants, if the Company issues (i) additional shares of Common Stock at a price per share less than the then current March 2001 Exercise Price or December 2002 Exercise Price, then the March 2001 Exercise Price and/or December 2002 Exercise Price then in effect shall be adjusted to equal the price per share of such newly-issued shares of Common Stock, and (ii) Common Stock Equivalents having an exercise or conversion price that is less than the then current March 2001 Exercise Price and/or December 2002 Exercise Price, then the March 2001 Exercise Price and/or December 2002 Exercise Price then in effect shall be adjusted to equal the exercise or conversion price per share of such newly-issued Common Stock Equivalent. In addition, if an adjustment is made to the March 2001 Exercise Price and/or December 2002 Exercise Price as a result of the issuance of additional shares of Common Stock or Common Stock Equivalents, then the number of shares of Common Stock that may be acquired upon exercise of the March 2001 Warrants and/or December 2002 Warrants shall also be adjusted to a number of shares equal to (i) the number of shares of Common Stock that may be acquired upon exercise of the March 2001 Warrants or December 2002 Warrants immediately prior to such issuance, multiplied by (ii) a fraction, the numerator of which is the March 2001 Exercise Price or the December 2002 Exercise Price immediately prior to such issuance, and the denominator of which is the March 2001 Exercise Price or December 2002 Exercise Price immediately after such issuance. In accordance with the provisions described in this paragraph, because the December 2002 Exercise Price is lower than the March 2001 Exercise Price, the Company and the holders of the March 2001 Warrants have agreed to adjust the March 2001 Exercise Price to $4.35 per share but not adjust the number of shares of Common Stock that may be acquired upon exercise of the March 2001 Warrants.

        No adjustments shall be made to the Exercise Price upon the issuance of additional shares of Common Stock pursuant to (i) the exercise of warrants or options outstanding as of the date the Warrants were issued, (ii) the exercise of options granted under a employee benefit plan having a strike price that is not less than the lesser of Market Price or the fair market value per share as determined under the plan, or (iii) a public offering by the Company.

        Pursuant to the terms of the November 2000 Securities Purchase Agreement, simultaneous with their acquisitions of the November 2000 Warrants, Funding III purchased 905,500 shares of Series A Preferred Stock and ESC II purchased 94,500 shares of Series A Preferred Stock. Pursuant to the March 2001 Securities Purchase Agreement, simultaneous with their acquisitions of the March 2001 Warrants, Funding III purchased 33,694 shares of Series A Preferred Stock, ESC II purchased 88,300 shares of Series A Preferred Stock, MBP purchased 362,699 shares of Series A Preferred Stock, and DOP purchased 15,307 shares of Series A Preferred Stock. Dividends accrue on the Series A Preferred Stock at a rate of six percent per annum of the stated value of $20.00 per share, which dividends may be paid in cash or in-kind. If dividends are paid in kind, the dividend rate shall increase to 8% per annum. The shares of Series A Preferred Stock are senior in right of dividends and liquidation to the Common Stock and are not convertible into Common Stock. The Company may, at its option, redeem the Series A Preferred Stock at any time at 101% of its stated value. The Series A Preferred Stock is also mandatorily redeemable on November 1, 2010.

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 9 of 11 Pages

        Pursuant to the December 2002 Securities Purchase Agreement, simultaneous with their acquisitions of the December 2002 Warrants, MBP purchased 360,450 shares of Series B Preferred Stock, DOP purchased 19,632 shares of Series B Preferred Stock, DOP-1 purchased 6,571 shares of Series B Preferred Stock, DOP-2 purchased 4,681 shares of Series B Preferred Stock, MBP GmbH purchased 3,106 shares of Series B Preferred Stock, MPII purchased 626 shares of Series B Preferred Stock, and MPIII purchased 104,934 shares of Series B Preferred Stock. Dividends accrue on the Series B Preferred Stock at a rate of six percent per annum of the stated value of $20.00 per share, which dividends may be paid in cash or in-kind. If dividends are paid in kind, the dividend rate shall increase to 8% per annum. The shares of Series B Preferred Stock rank on parity with the Series A Preferred Stock, are senior in right of dividends and liquidation to the Common Stock and are not convertible into Common Stock. After December 20, 2007, the Company may, at its option, redeem the Series A Preferred Stock at 101% of its stated value. The Series B Preferred Stock is also mandatorily redeemable on November 1, 2012.

        Under the terms of the December 2002 Securities Purchase Agreement, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII have agreed not to acquire any additional shares of voting securities of the Company prior to December 20, 2003, without the consent of the board of directors of the Company.

        The December 2002 Common Shares were acquired pursuant to an Omnibus Agreement dated December 20, 2002 between the Company, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (the "Omnibus Agreement"). Pursuant to the Omnibus Agreement, each of MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII converted senior convertible debt acquired from Shell Capital Inc. the same day into an aggregate of 2,564,102 shares of Common Stock. Of the December 2002 Common Shares, MBP owns 1,848,463 shares of Common Stock, DOP owns 100,675 shares of Common Stock, DOP-1 owns 33,699 shares of Common Stock, DOP-2 owns 24,005 shares of Common Stock, MBP GmbH owned 15,926 shares of Common Stock, MPII owns 3,210 shares of Common Stock, and MPIII owns 538,124 shares of Common Stock.

        Funding III and ESC II acquired their respective November 2000 Warrants and March 2001 Warrants for general investment purposes. MBP and DOP acquired their respective November 2000 Warrants, March 2001 Warrants, December 2002 Warrants and December 2002 Common Shares for general investment purposes. DOP-1, DOP-2, MBP GmbH, MPII and MPIII acquired their respective December 2002 Warrants and December 2002 Common Shares for general investment purposes. Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII reserve the right to change their respective business intent. Subject to the agreements discussed herein, in the Original 13D or in the Amendment No. 1 or attached hereto, to the Original 13D or to the Amendment No. 1, and to market conditions and other factors, any of Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII, MPIII or other affiliates of CSFB-USA may acquire or dispose of shares of Common Stock from time to time in the future. Any of Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII or MPIII may enter into agreements with third parties relating to acquisitions of shares of Common Stock, or open market, privately negotiated or other transactions and may enter into agreements with management of the Company relating to acquisitions of shares of Common Stock by members of management, issuances of options to management or may affect other similar agreements or transactions. Except as set forth herein, none of Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII or MPIII has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 10 of 11 Pages

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        "(a)-(b) As of the date of this Amendment No. 2 to Schedule 13D, Funding III directly holds Warrants convertible into 6,178,536 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants in accordance with the relationships described in Item 2.

        As of the date of this Amendment No. 2 to Schedule 13D, ESC II directly holds Warrants convertible into 1,001,789 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants in accordance with the relationships described in Item 2.

        As of the date of this Amendment No. 2 to Schedule 13D, MBP directly holds 1,848,463 shares of Common Stock and Warrants convertible into 3,184,395 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants in accordance with the relationships described in Item 2.

        As of the date of this Amendment No. 2 to Schedule 13D, DOP directly holds 100,675 shares of Common Stock and Warrants convertible into 154,713 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants in accordance with the relationships described in Item 2.

        As of the date of this Amendment No. 2 to Schedule 13D, DOP-1 directly holds 33,699 shares of Common Stock and Warrants convertible into 30,211 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants in accordance with the relationships described in Item 2.

        As of the date of this Amendment No. 2 to Schedule 13D, DOP-2 directly holds 24,005 shares of Common Stock and Warrants convertible into 21,522 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants in accordance with the relationships described in Item 2.

        As of the date of this Amendment No. 2 to Schedule 13D, MBP GmbH directly holds 15,926 shares of Common Stock and Warrants convertible into 14,280 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants in accordance with the relationships described in Item 2.

        As of the date of this Amendment No. 2 to Schedule 13D, MPII directly holds 3,210 shares of Common Stock and Warrants convertible into 2,878 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants in accordance with the relationships described in Item 2.

CUSIP No. 109178 10 3	SCHEDULE 13D	Page 11 of 11 Pages

        As of the date of this Amendment No. 2 to Schedule 13D, MBIII directly holds 538,124 shares of Common Stock and Warrants convertible into 482,456 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants in accordance with the relationships described in Item 2.

        As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 13,634,882 shares of Common Stock, representing 45.1% of the outstanding shares of Common Stock."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Unchanged.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated December 20, 2002
Exhibit 2
Warrant Certificate No. 1 representing rights to purchase 1,657,241 shares of Common Stock (Warrant Certificate No. 2, representing rights to purchase 90,262 shares of Common Stock, Warrant Certificate No. 3, representing rights to purchase 30,211 shares of Common Stock, Warrant Certificate No. 4, representing rights to purchase 21,522 shares of Common Stock, Warrant Certificate No. 5, representing rights to purchase 14,280 shares of Common Stock, Warrant Certificate No. 6, representing rights to purchase 2,878 shares of Common Stock, Warrant Certificate No. 7, representing rights to purchase 482,456 shares of Common Stock, are substantially in the same form as Warrant Certificate No. 1)
Exhibit 3	Second Amendment to Registration Rights Agreement, dated December 20, 2002
Exhibit 4	Omnibus Agreement, dated December 20, 2002

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 7, 2003	CREDIT SUISSE FIRST BOSTON, ON BEHALF OF THE CREDIT SUISSE FIRST BOSTON BUSINESS UNIT
	By:	/s/ Ivy Dodes
Name: Ivy Dodes Title: Managing Director

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.